Exhibit 99.1

Lithium Americas CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2020(Expressed in US Dollars)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		June 30,	December 31,
	Note	2020	2019
		$	$
CURRENT ASSETS
Cash and cash equivalents¹		49,719	83,614
Receivables, prepaids and deposits		2,710	2,595
Deferred financing costs		1,022	1,190
Inventories		552	1,236
		54,003	88,635
Assets held for sale		3,958	4,279
		57,961	92,914

NON-CURRENT ASSETS
Restricted cash		150	150
Loans to Joint Operation	4	43,204	37,959
Property, plant and equipment	5	214,473	158,924
Exploration and evaluation assets		3,852	3,852
		261,679	200,885
TOTAL ASSETS		319,640	293,799

CURRENT LIABILITIES
Accounts payable and accrued liabilities		10,745	11,879
Current portion of long-term liabilities	6	3,440	3,111
		14,185	14,990
LONG-TERM LIABILITIES
Credit and loan facilities	6	117,842	83,043
Joint Operation borrowings	6	33,529	28,845
Decommissioning provision		734	633
Foreign withholding tax liability		2,358	1,445
Other liabilities	6	6,930	5,222
		161,393	119,188
TOTAL LIABILITIES		175,578	134,178

SHAREHOLDERS’ EQUITY
Share capital		204,267	200,913
Contributed surplus		28,798	28,404
Accumulated other comprehensive loss		(3,166)	(3,867)
Deficit		(85,837)	(65,829)
TOTAL SHAREHOLDERS’ EQUITY		144,062	159,621
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		319,640	293,799

1 Cash and cash equivalents as at June 30, 2020, include the Company’s $12,268 share (December 31, 2019 - $52,495) of the Joint Operation’s cash and cash equivalents of $24,536 and a $20,000 drawdown on one of the credit facilities during the six months ended June 30, 2020 to fund the Joint Operation.

Approved for issuance on August 13, 2020

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019
		$	$	$	$
EXPENSES
Exploration expenditures	10	(4,283)	(2,147)	(9,688)	(3,328)
General and administrative	9	(1,527)	(2,446)	(3,616)	(4,166)
Equity compensation	7	(684)	(2,056)	(3,502)	(2,679)
Share of income of Joint Venture	4	-	1,713	-	3,097
		(6,494)	(4,936)	(16,806)	(7,076)
OTHER ITEMS
Transaction costs		(72)	(293)	(718)	(1,050)
Foreign exchange gain/(loss)		1,321	271	(1,050)	(625)
Finance costs		-	(1,329)	-	(1,969)
Finance and other income		48	279	179	596
		1,297	(1,072)	(1,589)	(3,048)
NET LOSS BEFORE TAX		(5,197)	(6,008)	(18,395)	(10,124)
Tax expense		(464)	-	(914)	-
NET LOSS BEFORE DISCONTINUED OPERATIONS		(5,661)	(6,008)	(19,309)	(10,124)

LOSS FROM DISCONTINUED OPERATIONS		(331)	(646)	(699)	(998)

NET LOSS		(5,992)	(6,654)	(20,008)	(11,122)

OTHER COMPREHENSIVE INCOME/(LOSS)
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET (LOSS)/INCOME
Unrealized (loss)/gain on translation to reporting currency		(1,479)	(252)	701	695

TOTAL COMPREHENSIVE LOSS		(7,471)	(6,906)	(19,307)	(10,427)
BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS		(0.06)	(0.07)	(0.21)	(0.11)
BASIC AND DILUTED LOSS PER SHARE		(0.07)	(0.07)	(0.22)	(0.13)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		90,206	88,943	90,058	88,840

3

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2018	88,728	197,991	26,172	(4,293)	(137,588)	82,282
Shares issued on conversion of RSUs and exercise of stock options	246	591	(280)	-	-	311
Equity compensation (Note 7)	-	-	2,689	-	-	2,689
DSUs issued in lieu of directors' fees	-	-	231	-	-	231
Net loss	-	-	-	-	(11,122)	(11,122)
Other comprehensive income	-	-	-	695	-	695
Balance, June 30, 2019	88,974	198,582	28,812	(3,598)	(148,710)	75,086

Balance, December 31, 2019	89,843	200,913	28,404	(3,867)	(65,829)	159,621
Shares issued on conversion of RSUs, DSUs and exercise of stock options	800	3,354	(3,309)	-	-	45
Equity compensation (Note 7)	-	-	3,435	-	-	3,435
DSUs issued in lieu of directors' fees	-	-	268	-	-	268
Net loss	-	-	-	-	(20,008)	(20,008)
Other comprehensive income	-	-	-	701	-	701
Balance, June 30, 2020	90,643	204,267	28,798	(3,166)	(85,837)	144,062

4

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

	Six months ended June 30,
	2020	2019
	$	$
OPERATING ACTIVITIES
Net loss for the period	(20,008)	(11,122)
Items not affecting cash:
Equity compensation	3,502	2,689
Depreciation	342	476
Foreign exchange loss	1,050	625
Share of gain in Joint Venture	-	(3,097)
Interest (paid)/accrued and other expenses	(2,001)	1,644
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits	(55)	(209)
Decrease/(increase) in inventories	294	(18)
Increase/(decrease) in accounts payable and accrued liabilities	307	(324)
Net cash used in operating activities	(16,569)	(9,336)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 4)	-	(66,250)
Contribution to Joint Venture	-	(831)
Additions to property, plant and equipment	(51,927)	(651)
Net cash used in investing activities	(51,927)	(67,732)
FINANCING ACTIVITIES
Proceeds from stock option exercises	45	311
Drawdowns from the credit facilities (Note 6)	34,200	66,250
Finance lease repayments	(158)	(120)
Repayment of long-term borrowings	(71)	(71)
Other (Note 10)	1,000	500
Net cash provided by financing activities	35,016	66,870
EFFECT OF FOREIGN EXCHANGE ON CASH	(415)	70
CHANGE IN CASH AND CASH EQUIVALENTS	(33,895)	(10,128)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	83,614	41,604
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	49,719	31,476

Supplemental disclosure with respect to cash flows (Note 12)

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in the Jujuy province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA. Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Minera Exar is a joint operation owned 50/50 by the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and property, plant and equipment are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the consolidated financial statements for the year ended December 31, 2019.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the consolidated financial statements for the year ended December 31, 2019, except as disclosed below.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities. The extent to which the COVID-19 outbreak and related mitigation measures may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada, the United States, Argentina and other countries to contain the disease, treat it and develop a vaccine.  COVID-19 resulted in a widespread health crisis that is adversely affecting the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations.

As at and for the six months ended June 30, 2020, COVID-19 measures, restrictions and economic effects did not have a significant impact on the Company’s financial position or financial results.

On March 20, 2020, following the Presidential decree for mandatory social isolation in Argentina, construction of the Cauchari-Olaroz lithium project was temporarily suspended. Engineering, procurement and manufacturing of equipment, which was performed offsite, continued. While the project was temporarily moved into care and maintenance, costs associated with the suspension of construction were expensed. Such costs were insignificant during the six months ended June 30, 2020. As significant offsite activities continued during the suspension period interest costs continued to be capitalized.

In April 2020, prior to resuming construction activities after the mandatory quarantine, Minera Exar implemented COVID-19 health and safety protocols, which were approved by Jujuy Province. These approved health and safety procedures were implemented at site and at the Jujuy office. Following this, limited construction activities resumed in mid-April 2020.

By the end of Q2 2020, the number of positive COVID-19 cases had intensified in the Province of Jujuy had increased. As announced in early July as a result of workers at the project testing positive for COVID-19, construction was immediately suspended. During July testing of the entire workforce was completed, and workers were demobilized from the site. Only the minimum required staff remained on-site to oversee care and maintenance activities. Necessary measures are being taken by the Company and Minera Exar to address the situation, working in close cooperation with the Province of Jujuy. All workers remain in good condition and substantially all workers who tested positive have since recovered and have been released from isolation. On-site construction activity remains suspended as of the date of issuance of these financial statements.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	JOINT OPERATION

The Company and Ganfeng are each a 50% shareholder in Minera Exar, the jointly controlled company that holds the Cauchari-Olaroz project located in the Jujuy province of Argentina. In addition, the Company and Ganfeng are shareholders in Exar Capital B.V.(“Exar Capital” or “Joint Operation”), the jointly controlled company in the Netherlands that provides financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project. Exar Capital is owned 62.5% by the Company and 37.5% by Ganfeng.

2019 Project Investment

On August 16, 2019, the Company closed the transaction agreement whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of $160,000 (such transaction, the “Project Investment”). As a result, Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, and diluted Lithium Americas’ interest from 62.5% to 50%, each subject to the rights of JEMSE (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar. The Company’s and Ganfeng’s interests in Exar Capital remained unchanged.

On closing of the Project Investment, Minera Exar repaid an $8,000 loan made by the Company, together with accrued but unpaid interest thereon.

Beginning on August 16, 2019, and as at June 30, 2020, the Company recognized its share of the assets and liabilities of Minera Exar and Exar Capital, including its share of Minera Exar’s and Exar Capital’s cash and cash equivalents of $12,268 and its share of Minera Exar’s property, plant and equipment of $212,588.

The Joint Operation’s Cauchari-Olaroz project is in the development phase and accordingly, all costs directly attributable to the project are capitalized, other than costs related to the impact of COVID-19 as discussed in Note 3.

2020 Cauchari Transaction

On February 7, 2020, the Company entered into definitive agreements (the “2020 Cauchari Transaction”) with Ganfeng whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,000, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest (each subject to the rights of JEMSE to acquire 8.5% interest in Minera Exar).

In addition, the Company and Ganfeng have agreed to restructure Exar Capital to reflect the parties’ proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng has agreed to provide $40,000 to Exar Capital in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loans will be used to repay intercompany loans owing to Lithium Americas.

Upon completion of the 2020 Cauchari Transaction, Ganfeng is expected to become the controlling shareholder of Minera Exar while Lithium Americas is expected to receive fulsome minority shareholder protective rights. The shareholder agreement and related agreements will be amended on the closing of the 2020 Cauchari Transaction to preserve joint approval for various substantive matters involving Minera Exar.

On June 23, 2020, Ganfeng received regulatory approval from the National Development and Reform Commission of the People’s Republic of China in respect to the 2020 Cauchari Transaction. Closing of transaction is subject to receipt of remaining regulatory approvals and other customary closing conditions.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	JOINT OPERATION (continued)

Investment in Joint Venture

Prior to the closing of the Project Investment on August 16, 2019, Minera Exar and Exar Capital were accounted for as a Joint Venture using the equity method and during the six months ended June 30, 2019, the Company recognized a $3,097 share of income of the Joint Venture.

Loans to Minera Exar and Exar Capital

The Company has entered into the following loan agreements with Minera Exar and Exar Capital, terms of which are summarized below:

$
Loans to Minera Exar and Exar Capital, as at December 31, 2018	12,609
Accrued interest	3,791
Loans by the Company to Exar Capital	66,250
Difference between the face value and the fair value of loans to Exar Capital	(37,423)
Repayment of loans to Minera Exar and accumulated interest thereon	(8,778)
Loans from LAC to Exar Capital prior to the 2019 Transaction	36,449
Elimination of loans as a result of Joint Operation accounting	(21,731)
Share of loans from Exar Capital to Minera Exar	23,241
Loans to Joint Operation, as at December 31, 2019	37,959
Accrued interest	2,496
Loans by the Company to Exar Capital	12,000
The difference between the face value and the fair value of loans to Exar Capital	(6,501)
Elimination of loans as a result of Joint Operation accounting	(2,750)
Loans to Joint Operation, as at June 30, 2020	43,204

Loans by the Company and Ganfeng to Exar Capital are non-interest bearing and are provided to fund the construction of the Cauchari-Olaroz project.

During the six months ended June 30, 2020, Ganfeng and the Company each provided a $12,000 non-interest bearing loan to Exar Capital to fund their respective 50% share of Cauchari-Olaroz construction costs. As at June 30, 2020, $17,000 of proceeds from these loans were held by Exar Capital and $7,000 were provided to Minera Exar to fund the construction. The loans are accounted for initially at fair value and subsequently at amortized cost. The fair value of the loans at inception was calculated using the discounted cash flow valuation method and applying market interest rates. During the six months ended June 30, 2020, $2,750 of the Company’s loans to Exar Capital were eliminated on proportional consolidation.

Joint Operation’s Commitments and Contingencies

As at June 30, 2020, the Company’s 50% share of the Minera Exar’s commitments and contingencies is as follows:

•	Annual royalty of $100 due in May of every year and expiring in 2041;
•

Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area have terms from five to thirty years.  The annual fees due are $135 in 2020, $161 in 2021 and $222 between 2022 and 2061, assuming that these agreements will be extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations on the project.

•	Commitments related to a contract for construction of evaporation ponds and other construction contracts of $9,321.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	JOINT OPERATION (continued)

Los Boros Option Agreement

On September 11, 2018 Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for total consideration of $12,000 to be paid in sixty quarterly instalments of $200. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: the third anniversary of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title to the mining properties, Los Boros granted to Minera Exar a mortgage over those mining properties for $12,000. In accordance with the Option Agreement, on November 27, 2018 Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the commercial plant construction start date.

According to the Option Agreement, a 3% net profit interest royalty will have to be paid to Los Boros by Minera Exar for 40 years, payable in Argentinian pesos, annually within the 10 business days after calendar year end.

Minera Exar can cancel the first 20 years of net profit interest royalties in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and the provision of management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only be considered once all annual obligations related to the project debt have been met.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	PROPERTY, PLANT AND EQUIPMENT

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2018	-	386	2,143	5,066	11,471	823	19,889
Adjustments on adoption of IFRS 16	-	-	-	-	-	296	296
Restated balance at January 1, 2019	-	386	2,143	5,066	11,471	1,119	20,185
50% of Minera Exar fixed assets	124,752	-	-	-	-	-	124,752
Additions	31,447	-	-	526	-	1,046	33,019
Capitalization of interest	2,110	-	-	-	-	-	2,110
Disposal of fixed assets	-	-	-	-	-	(60)	(60)
Reclassification to assets held for sale	-	(386)	(2,143)	(4,641)	(11,471)	(216)	(18,857)
As at December 31, 2019	158,309	-	-	951	-	1,889	161,149
Additions	52,102	-	-	129	-	76	52,307
Capitalization of interest	3,854	-	-	-	-	-	3,854
Disposals	-	-	-	-	-	(83)	(83)
Foreign exchange	-	-	-	-	-	(51)	(51)
As at June 30, 2020	214,265	-	-	1,080	-	1,831	217,176

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2018	-	-	835	1,859	11,471	301	14,466
50% of Minera Exar's accumulated depreciation	1,260	-	-	-	-	-	1,260
Depreciation for the year	195	-	75	425	-	431	1,126
Disposals of fixed assets	-	-	-	-	-	(50)	(50)
Reclassification to assets held for sale	-	-	(910)	(2,087)	(11,471)	(109)	(14,577)
As at December 31, 2019	1,455	-	-	197	-	573	2,225
Depreciation for the period	222	-	-	124	-	185	531
Disposals	-	-	-	-	-	(53)	(53)
As at June 30, 2020	1,677	-	-	321	-	705	2,703

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Net book value
As at December 31, 2019	156,854	-	-	754	-	1,316	158,924
As at June 30, 2020	212,588	-	-	759	-	1,126	214,473

1 Includes the Company’s 50% share of the Cauchari-Olaroz project construction costs and project-related costs incurred directly by the Company.

2 Other category includes right of use assets with $1,125 cost and $344 accumulated depreciation as at June 30, 2020

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6.	LONG-TERM BORROWINGS

	As at June 30,	As at December 31,
	2020 $	2019 $
Current portion of long-term borrowings
Accrued interest	3,014	2,662
Other liabilities	426	449
	3,440	3,111
Long-term borrowings
Credit facility (net of financing costs)	95,037	83,043
Limited Recourse Loan Facility	22,805	-
Share of Joint Operation borrowings	33,529	28,845
Other liabilities	6,930	5,222
	158,301	117,110
	161,741	120,221

Credit Facility

During the six months ended June 30, 2020, the Company drew $12,000 on its $205,000 senior credit facility, comprised of $7,800 from Ganfeng and $4,200 from BCP Innovation Pte Ltd. (“Bangchak”). The total drawn under the facility as at June 30, 2020, was $95,750. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. Repayments of borrowings made under the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, in an amount equal to 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement). As security for the facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount equal to 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).  Repayment will start once the Company’s obligations with respect to repayments of the $205,000 senior credit facility are met. During the six months ended June 30, 2020, the Company drew $20,000 on the  $100,000 Limited Recourse Loan Facility to fund the development expenditures on the Cauchari-Olaroz project and drew an additional $2,200 to fund payment of interest under the $205,000 senior credit facility. Accrued interest under the facility, included in long-term liabilities, was $573 as at June 30, 2020. Subsequent to the quarter-end, the Company received an additional $2,476 drawdown from its Limited Recourse Loan Facility to fund the payment of interest under the $205,000 senior credit facility.

The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at June 30, 2020.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6.	LONG-TERM BORROWINGS (continued)

Joint Operation Borrowings

The Company recognized its 62.5% share of Exar Capital loans received from Ganfeng. The loans are non-interest bearing and have a $33,529 carrying value (discounted, net of finance costs) and a $65,761 face value as at June 30, 2020. During the six months ended June 30, 2020, Ganfeng provided a loan with a face value of $12,000 and discounted value of $5,489, 50% ($2,744) of which was recognized in the Company’s statement of financial position.

Other Liabilities

Other liabilities consist of lease liabilities, $2,500 mining contractor liability (Note 10) and the Company’s share of Minera Exar long-term liabilities recorded in the quarter ended June 30, 2020, as a result of joint operation accounting, including a $2,380 long-term payable for certain mining properties that comprised a portion of the Cauchari-Olaroz project, acquired by Minera Exar in 2018 upon exercise of the Los Boros option agreement (Note 4).

7.	EQUITY COMPENSATION

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board. Under the Plan, common shares reserved for issuance of Stock Options, RSUs, PSUs and DSUs shall not exceed 10% of the outstanding shares from time to time. During the quarter ended June 30, 2020, the Company amended the Plan from a “rolling 10% plan” to a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020 of 14,400,737 shares. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

Restricted Share Units (in thousands)

During the six months ended June 30, 2020, the Company granted 788 RSUs (2019 – 399) to its executive officers, consultants and employees. The total estimated fair value of the RSUs was $2,018 (2019 – $1,804) based on the market value of the Company’s shares on the grant date. During the six months ended June 30, 2020, equity compensation expense related to RSUs of $2,646 was charged to operating expenses (2019 - $1,804). As at June 30, 2020, $383 of the fair value of RSUs previously granted but not yet vested remains to be expensed in fiscal 2020, $385 in 2021 and $133 in 2022.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2018	1,668
Converted into common shares	(206)
Granted	955
Forfeited	(20)
Cancelled	(9)
Balance, RSUs outstanding as at December 31, 2019	2,388
Converted into Common shares	(555)
Granted	788
Balance, RSUs outstanding as June 30, 2020	2,621

Deferred Share Units (in thousands)

During the six months ended June 30, 2020, the Company granted 91 DSUs (2019 – 69) with the total estimated fair value of $268 (2019 - $231) to the Company’s independent directors in lieu of payment of directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2018	128
Granted	135
Converted into common shares	(35)
Balance, DSUs outstanding as at December 31, 2019	228
Granted	91
Converted into common shares	(126)
Balance, DSUs outstanding as at June 30, 2020	193

Stock Options (in thousands)

No stock options were granted by the Company during the six months ended June 30, 2020 (2019 - Nil). Stock options outstanding and exercisable as at June 30, 2020 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at June 30, 2020 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CDN$
$1.50-$2.35	713	0.7	2.37
$4.55 - $5.00	1,004	1.7	4.89
$8.05 - $12.34	1,675	2.2	8.18
	3,392	1.8	5.96

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EQUITY COMPENSATION (continued)

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2018	5,152	5.02
Exercised	(1,203)	(2.60)
Expired	(218)	(6.41)
Balance, stock options outstanding as at December 31, 2019	3,731	5.94
Exercised	(147)	(1.63)
Expired	(192)	(9.01)
Balance, stock options outstanding as at June 30, 2020	3,392	5.96

Weighted average share price at the time of exercise of options during the six months ended June 30, 2020, was CDN$6.88.

During the six months ended June 30, 2020, equity compensation expense related to stock options of $Nil (2019 - $235) was charged to operations.

Performance share units (“PSUs”) (in thousands)

No PSUs were granted by the Company during the six months ended June 30, 2020 and 2019. As at June 30, 2020, $844 of the fair value of PSUs previously granted but not yet vested remains to be expensed in fiscal 2020, $1,214 in 2021, and $336 in 2022.

During the six months ended June 30, 2020, equity compensation expense related to PSUs of $856 was charged to operating expenses (2019 - $640).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2018	699
Forfeited	(12)
Granted	323
Balance, PSUs outstanding as at December 31, 2019 and June 30, 2020	1,010

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	RELATED PARTY TRANSACTIONS

The Company`s Joint Venture, Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 4).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 50% share of which was $1,334 during the six months ended June 30, 2020.

During the six months ended June 30, 2020, the Company’s 50% share of director’s fees paid by Minera Exar paid to its President, who is also a director of the Company, was of $19 (2019 - $19)

The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for Bangchak (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205,000 senior credit facility) providing its consent to the Project Investment, following the Company’s approval of the expansion of the stated production capacity of the Cauchari-Olaroz project from its previously targeted production of 25,000 tonnes per annum (“tpa”) to 40,000 tpa, and entry into an amended off-take agreement with Bangchak, the Company provided incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices.

In addition, the consent includes a commitment from Bangchak to provide up to $50,000 of additional debt financing on substantially the same terms as the Company’s existing senior credit facility; however, the proceeds of such financing will be available for general corporate purposes.

Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 4 and 6.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	RELATED PARTY TRANSACTIONS (continued)

	Six months ended June 30,
	2020 $	2019 $
Equity compensation	2,512	1,826
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	1,547	1,654
Salaries, bonuses and benefits included in exploration expenditures	275	214
Salaries and benefits capitalized to Investment in the Joint Venture	-	465
Salaries, bonuses and benefits capitalized to PP&E	678	-
	5,012	4,159

	As at June 30,	As at December 31,
	2020 $	2019 $
Total due to directors and executive team	452	357

9.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Six months ended June 30,
	2020	2019
	$	$
Salaries, benefits and directors' fees	2,070	2,277
Office and administration	585	632
Professional fees	607	499
Regulatory and filing fees	94	147
Travel	19	283
Investor relations	143	160
Depreciation	98	168
	3,616	4,166

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

10.	EXPLORATION EXPENDITURES

The following table summarizes the Company’s exploration expenditures related to Thacker Pass:

	Six months ended June 30,
	2020 $	2019 $

Engineering	5,102	340
Consulting and salaries	2,218	2,264
Permitting and environmental	1,362	161
Field supplies and other	390	376
Depreciation	212	15
Drilling and geological expenses	404	172
Total exploration expenditures	9,688	3,328

During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor on its Thacker Pass project. According to the agreement, Lithium Nevada will receive $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,500 was received in 2019 and $1,000 during the six months ended June 30, 2020, and recorded in other liabilities. Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or will repay $3,500 without interest if a final project investment decision is not made by 2024.

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The Thacker Pass is in the exploration stage and the Cauchari-Olaroz project is in the development stage. Since August 16, 2019, the Cauchari-Olaroz project has been accounted for as a joint operation; it was previously accounted for as a joint venture using the equity method. The organoclay segment is classified as a discontinued operation.

The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at June 30, 2020
Property, plant and equipment	-	1,128	212,588	757	214,473
Assets held for sale	3,958	-	-	-	3,958
Exploration and evaluation assets	-	3,852	-	-	3,852
Total assets	4,342	6,091	269,396	39,811	319,640
Total liabilities	(613)	(4,740)	(47,788)	(122,437)	(175,578)
For the three months ended June 30, 2020
Property, plant and equipment additions	-	135	23,791	-	23,926
Loss from discontinued operations	(331)	-	-	-	(331)
Net loss	(331)	(3,636)	(1,301)	(724)	(5,992)
Exploration expenditures	-	(3,472)	(811)	-	(4,283)
Depreciation	-	(114)	(99)	(39)	(252)
For the six months ended June 30, 2020
Property, plant and equipment additions		201	52,102	4	52,307
Loss from discontinued operations	(699)	-	-	-	(699)
Net loss	(699)	(9,714)	(1,759)	(7,836)	(20,008)
Exploration expenditures	-	(8,877)	(811)	-	(9,688)
Depreciation	-	(225)	(222)	(84)	(531))

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION (continued)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2019
Property, plant and equipment	-	1,147	156,854	923	158,924
Assets held for sale	4,279	-	-	-	4,279
Exploration and evaluation assets	-	3,852	-	-	3,852
Total assets	5,621	5,817	248,821	33,540	293,799
Total liabilities	(1,207)	(3,325)	(42,431)	(87,215)	(134,178)
For the three months ended June 30, 2019
Property, plant and equipment expenditures	23	95	-	3	121
Net (loss)/income	(646)	(2,806)	659	(3,861)	(6,654)
Loss from discontinued operations	(646)	-	-	-	(646)
Exploration expenditures	-	2,147	-	-	2,147
Depreciation	4	37	-	67	108
For the six months ended June 30, 2019
Property, plant and equipment additions	23	617	-	1,086	1,726
Loss from discontinued operations	(998)	-	-	-	(998)
Net (loss)/income	(998)	(4,177)	2,043	(7,990)	(11,122)
Exploration expenditures	-	3,209	-	119	3,328
Depreciation	162	90	-	94	346

The Company’s non-current assets and revenues of the discontinued operation are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at June 30, 2020	757	4,980	212,588	218,325
As at December 31, 2019	923	5,000	156,853	162,776
Revenue of the discontinued operation
For the six months ended June 30, 2020	-	644	-	644
For the six months ended June 30, 2019	-	2,767	-	2,767

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at June 30,	As at December 31,
	2020 $	2019 $
Accounts payable related to property, plant and equipment	9,137	9,361
Accounts payable related to inventories	-	357
Accounts payable related to financings	74	78

	Six months ended June 30,
	2020 $	2019 $
Assets acquired under lease agreements	69	1,163
Interest paid	3,496	577
Income taxes paid	-	-

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at June 30, 2020, the fair value of financial instruments not measured at fair value approximates their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, receivables and loans to the Joint Operation.  The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables and loans to the Joint Operation is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The Company and its subsidiaries, including its joint operation, Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

Included in the receivables, prepaids and deposits are sales receivables of $250.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, restricted cash, receivables and loans to the Joint Operation is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term.  As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at June 30, 2020, the Company had a cash and cash equivalents balance of $49,719 (December 31, 2019 - $83,614) to settle current liabilities of $14,185 (December 31, 2019 - $14,990). Cash and cash equivalents balance as at June 30, 2020, includes the Company’s share ($12,268) (December 31, 2019 – $52,495) of the Joint Operation’s cash and cash equivalents of $24,536 (December 31, 2019 – $104,989).

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2020	2021	2022 and later	Total
	$	$	$	$
Credit facility¹	3,809	7,652	155,124	166,585
Joint Operation borrowings¹	-	-	65,761	65,761
Accounts payable and accrued liabilities	10,745	-	-	10,745
Obligations under office leases¹	147	195	515	857
Other obligations¹	115	228	9,924	10,267
Total	14,816	8,075	231,324	254,215

¹ Credit facility, Joint Operation borrowings, Obligations under office leases and Other obligations include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries.

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The Company’s parent entity has a CDN$ functional currency.  As at June 30, 2020, this entity held $37,225 of the Company’s US$ denominated cash and cash equivalents, $43,204 of the Company’s US$ denominated loans to Joint Operation and has drawn $117,950 under its US$ denominated credit facilities. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% at June 30, 2020, would have resulted in a foreign exchange (loss)/gain for the Company of $3,752, respectively.

23